KITTLE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

OPERATING ACTIVITIES	
Net loss	$ (49,371)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in certain current assets and liabilities:	
Accounts payable and accrued expenses	(1,311)
Net Cash Used by Operating Activities	(50,682)
FINANCING ACTIVITIES	
Member's contribution	40,000
Net Cash Provided by Financing Activities	40,000
NET DECREASE IN CASH	(10,682)
CASH	
Beginning of Year	49,026
End of Year	$ 38,344

See accompanying notes.